UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Kinseki Kabushiki Kaisha

(Name of Subject Company)

Kinseki, Limited

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Kyocera Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Kinseki, Limited, 1-8-1, Izumi-Honcho, Komae City, Tokyo 201-8648 (Tel: 81-3-5497-3110)

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on

Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit number	Description
1	Agendum No. 2 of Notice, dated June 12, 2003, concerning the proposed exchange of shares of common stock of Kinseki Limited for shares of common stock of Kyocera Corporation.

Item 2. Informational Legends

The required legend is included on the first page of the document filed as Exhibit.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form:

Exhibit number	Description
A	Press release, dated May 21, 2003, concerning the notice of making Kinseki, Limited a wholly owned subsidiary of Kyocera Corporation through a stock swap*

PART III — CONSENT TO SERVICE OF PROCESS

Kyocera Corporation has previously filed with the Commission a written irrevocable consent and power of attorney on Form
F-X on May 21, 2003.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kyocera Corporation

By	/s/ Hideki Ishida
Name: Hideki Ishida Title: Managing Director General Manager of Corporate Business Systems Administration Division

Date: June 12, 2003

*	Previously furnished to the Commission as a part of Form CB on May 21, 2003.

To Shareholders in the United States:

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgement.

Agendum No. 2 Approval of Stock Swap Agreement between Kinseki, Limited and Kyocera Corporation

1.	Reason for Stock Swap

Since August 1998, when Kyocera acquired shares representing a 22% equity interest in Kinseki from Oki Electric Industry Co., Ltd., Kyocera has applied the equity method in accounting for Kinseki. Since then, Kyocera has supported the business of Kinseki through, among others, secondment of directors. Currently, Kyocera holds a 28.09% equity interest in Kinseki. Last year it seconded the President of Kinseki and conducted management reform of Kinseki. Notwithstanding such efforts, profitability of the crystal business has suffered severely due to excess investment in the mobile communication market and a decline in prices which has been far beyond expectations.

In this severe management environment, it is necessary for Kinseki to overcome the current circumstances, to survive change in environment of whatever kind and to transform itself into a strong enterprise able to realize stable profits. For this purpose, it has been determined that Kinseki shall be converted into a wholly owned subsidiary of Kyocera through a stock swap, thereby enhancing management fundamentals, so that Kinseki can aggressively absorb Kyocera’s capability in the development of basic technologies and production technologies, expand its business basis by effectively utilizing Kyocera’s sales network and develop human resources.

Accordingly, Kinseki entered into a stock swap agreement with Kyocera on May 21, 2003, pursuant to which Kinseki will become a wholly owned subsidiary of Kyocera effective August 1, 2003.

Kinseki hopes that its shareholders will understand the intention behind the stock swap and will grant it their approval.

2.	Contents of Stock Swap Agreement

The contents of the Stock Swap Agreement entered into as of May 21, 2003 between Kinseki and Kyocera were as follows:

Stock Swap Agreement (Copy)

Kyocera Corporation (hereinafter referred to as “Kyocera”) and Kinseki, Limited (hereinafter referred to as “Kinseki”) hereby enter into this Stock Swap Agreement.

Article 1.         (Stock Swap)

Kyocera and Kinseki shall carry out a stock swap in accordance with the method provided in Article 352 through Article 363 of the Commercial Code in Japan, in order to make Kyocera the wholly owning parent company of Kinseki and to make Kinseki a wholly owned subsidiary of Kyocera.

Article 2.        (Treasury Stock to be allocated in the Stock Swap Instead of New Shares)

1.    Kyocera shall, instead of issuance of new shares, allocate 2,529,154 shares of its Common Stock held by it to the shareholders (in this Agreement this term shall include beneficial owners of the shares) of Kinseki recorded in the Shareholders Register (in this Agreement this term shall include the Register of Beneficial Owners of the shares) as of the end of the day immediately preceding the effective date of the stock swap as provided in Article 5 hereof at the ratio of 0.100 Kyocera shares to one share of Kinseki.

2.    For the purpose of calculation of the amount of cash dividends to be paid in respect of shares of Common Stock of Kyocera to be allocated in accordance with the immediately preceding paragraph, April 1, 2003 shall be deemed the commencement of accrual of dividends.

Article 3.        (Amount of Paid-in Capital and Capital Reserve Increase)

(1)	Paid-in Capital

The amount of the paid-in capital of Kyocera shall not increase.

(2)	Capital Reserve

The amount of increase of the capital reserve of Kyocera as a result of the stock swap shall be equal to the amount of the net assets of Kinseki in existence as of the effective date of the stock swap, multiplied by the ratio of the shares to be transferred to Kyocera as a result of the stock swap to the total number of issued and outstanding shares of Kinseki less the total value of treasury stock of Kyocera as recorded in the books and records of Kyocera as provided for in Article 2 hereof.

Article 4.        (General Shareholders Meeting to approve the Stock Swap Agreement. etc.)

1.    Kyocera shall not be required to obtain the approval of its General Meeting of Shareholders in order to execute this Agreement, pursuant to Article 358, clause 1 of the Japanese Commercial Code.

2.    Kinseki shall, at its Ordinary General Meeting of Shareholders (hereinafter referred to as the “General Meeting”) to be held on June 27, 2003, propose that the shareholders approve this Agreement and other necessary matters relating to the stock swap, provided, however, that the date of such Ordinary General Meeting of Shareholders may be changed as a result of discussions between Kyocera and Kinseki as necessary to accommodate stock swap procedures or for other reasons.

Article 5.        (Effective Date of Stock Swap)

The effective date of the stock swap shall be August 1, 2003, provided, however, that such date may be changed as a result of discussions between Kyocera and Kinseki as necessary to accommodate stock swap procedures or for other reasons.

Article 6.        (Management of Corporate Assets, etc.)

1.    Kyocera and Kinseki shall each, up to the date immediately preceding the effective date of the stock swap, conduct its business and manage and operate its assets, with the care of a good manager. Any action that might have a material impact on assets, rights or obligations shall be subject to prior discussion and agreement between Kyocera and Kinseki.

2.    Kyocera and Kinseki shall, subject to the approval at each respective General Meeting of Shareholders, pay dividends to the shareholders and pledgee registered in the shareholder registration as of the close of March 31, 2003, provided that the amounts thereof shall not exceed the following amounts:

(i)	Kyocera: 30 yen per share, in total 5,548,930,800 yen
(ii)	Kinseki: 3 yen per share, in total 105,420,987 yen

Article 7.        (Terms of Office of Directors and Statutory Auditors of Kyocera Who Took Office prior to the Stock Swap)

The term of any Director or Statutory Auditor of Kyocera who took office prior to the effective date of the stock swap shall expire at the time when it would have expired in the absence of the stock swap hereunder.

Article 8.        (Amendment to the Terms and Conditions of the Stock Swap and termination Hereof)

In the event that there is any material change in the conditions of the assets or management of either Kyocera or Kinseki due to natural disaster, etc. during the period from the date hereof to the date immediately preceding the effective date of the stock swap, Kyocera and Kinseki may, through discussions between them, amend the terms and conditions of the stock swap or terminate this Agreement.

Article 9.        (Effectiveness of this Agreement)

This Agreement shall cease to be effective in the event that the approval at the General Meeting is not obtained by Kinseki as provided in Article 4.

Article 10.        (Matters to be Discussed)

Matters not provided for herein or other matters necessary for the stock swap shall be decided through discussions between the parties hereto, taking into account the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by the duly authorized representatives of the parties, and each party shall keep one original.

May 21, 2003

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto-City, Kyoto-Prefecture.

Kyocera Corporation

President and Representative Director        Yasuo Nishiguchi

8-1, Izumi-Honcho 1-chome, Komae-City, Tokyo.

Kinseki, Limited

President and Representative Director        Isao Kishimoto

3.    Explanation for the Stock Swap Ratio, pursuant to Article 354, Clause 1, Item 2 of the Commercial Code in Japan

Basis for the Determination of Stock Swap Ratio

Kinseki has determined the stock swap ratio in connection with the stock swap with Kyocera to be effective on August 1, 2003 as set forth below.

(i)    Kinseki requested that Shin Nihon Ernst & Young, as an independent third party, calculate the stock swap ratio relating to the stock swap to secure the fair and appropriate stock swap ratio in advance of the negotiation and discussion with Kyocera with respect to the stock swap ratio.

(ii)    Pursuant to such request, Shin Nihon Ernst & Young submitted the result of its calculation of a range for the stock swap ratio utilizing the average market share price method and the discounted cash flow method (DCF method) in connection with both Kinseki and Kyocera after generally taking into consideration the outcome of their analysis.

(iii)    Kinseki entered into negotiations and discussions with Kyocera upon receipt of the proposed stock swap ratio from Shin Nihon Ernst & Young, for the purpose of setting an appropriate ratio.

(iv)    As a result of negotiations and discussions, each of Kinseki and Kyocera adopted a resolution at the meeting of its Board of Directors held on May 21, 2003 setting the stock swap ratio at 0.100 Kyocera shares to one share of Kinseki and resolving to execute the Stock Swap Agreement based on such stock swap ratio. On the same day, both companies executed the Stock Swap Agreement. Such ratio is within the range of the stock swap ratios calculated by Shin Nihon Ernst & Young.

Stock Swap Ratio Decided

	Kyocera	Kinseki
Stock Swap Ratio	1	0.100

Namely, 0.100 shares of Kyocera will be allocated to each one share of the Company.

(v)    For your information, Kyocera also requested Daiwa Securities SMBC Co. Ltd., as an independent third party to calculate and propose a stock swap ratio. The stock swap ratio above is within the range of the stock swap ratios calculated by Daiwa Securities SMBC Co. Ltd.

4.    Balance Sheets and Income Statements of the Parties to the Stock Swap as provided by Article 354, Clause 1, Item 3 through Item 6 of the Commercial Code

(i)	The balance sheet and income statement of Kinseki are as set forth in page 10 through page 13 of the exhibits hereto.

(ii)	The balance sheet and income statement of Kyocera are as follows:

BALANCE SHEET (as of March 31, 2003)

(Non-Consolidated)

(Unit: Millions of Yen)

ASSETS		LIABILITIES

CURRENT ASSETS:	442,887	CURRENT LIABILITIES:	145,257
Cash and bank deposits	208,418	Trade accounts payable	50,766
Trade notes receivable	47,526	Other payables	63,600
Trade accounts receivable	74,155	Accrued expenses	7,571
Marketable securities	14,649	Income taxes payables	8,500
Finished goods and purchased merchandise	21,829	Deposits received	2,722
Raw materials	19,413	Accrued bonuses	10,900
Work in process	19,838	Provision for warranties	778
Supplies	525	Provision for sales returns	217
Deferred income taxes	28,592	Other current liabilities	201
Short-term loans	4,036
Other accounts receivable	2,737	NON-CURRENT LIABILITIES:	84,267
Other current assets	1,191	Differed income taxes	15,154
Allowance for doubtful accounts	-26	Reserve for retirement benefit	67,596
		Reserve for directors’ retirement expenses	1,176
NON-CURRENT ASSETS:	651,785	Other non-current liabilities	341
Tangible fixed assets:	117,472
Buildings	38,924	TOTAL LIABILITIES	229,525
Structures	2,451
Machinery and equipment	36,012	(STOCKHOLDERS’ EQUITY)
Vehicles	28
Tools, furniture and fixtures	9,016	COMMON STOCK	115,703
Land	30,386	ADDITIONAL PAID-IN CAPITAL	185,838
Construction in progress	650	RETAINED EARNINGS:	522,904
Intangible assets:	2,576	Legal reserve	17,206
Patent rights and others	2,576	Reserve for special depreciation	3,148
Investments and other assets:	531,736	Reserve for research and development	1,000
Investments in securities	300,916	Reserve for dividends	1,000
Investments in subsidiaries	194,160	Reserve for retirement benefits	300
Equity investments (other than shares) in subsidiaries	24,244	Reserve for overseas investments	1,000
Long-term loans	10,456	General reserve	469,828
Long-term prepaid expenses	3,935	Unappropriated retained earnings (Note)	29,421
Other investments	5,002	NET UNREALIZED VALUATION GAIN	92,735
Allowance for doubtful accounts	-1,030	TREASURY STOCK, AT COST	-52,033
Allowance for impairment loss on securities	-5,950
		TOTAL STOCKHOLDERS’ EQUITY	865,147

TOTAL	1,094,672	TOTAL	1,094,672

(Note) Net income of ¥27,923 million was included in unappropriated retained earnings.

STATEMENT OF INCOME (From April 1, 2002 to March 31, 2003)

(Non-Consolidated)

(Unit: Millions of Yen)

RECURRING PROFIT & LOSS:
Operating income and expenses:
Operating income:
Net sales	482,834

Total operating income	482,834

Operating expenses:
Cost of sales	374,225
Selling, general and administrative expenses	66,201

Total operating expenses	440,426

Profit from operations	42,407

Non-operating income and expenses:
Non-operating income:
Interest and dividend income	13,472
Other non-operating income	6,105

Total non-operating income	19,577

Non-operating expenses:
Interest expenses	19
Foreign currency transaction losses, net	4,650
Other non-operating expenses	2,631

Total non-operating expenses	7,300

Recurring profit	54,685

NON-RECURRING GAIN & LOSS:
Non-recurring gain:
Gain on disposal of tangible fixed assets	365
Reversal of allowance for the doubtful accounts	6,651
Other non-recurring gain	213

Total non-recurring gain	7,230

Non-recurring loss:
Loss on disposal of tangible fixed assets	1,205
Loss on devaluation of investment securities	6,180
Allowance for impairment loss on investment in subsidiary	5,950
Other non-recurring loss	3

Total non-recurring loss	13,339

Income before income taxes	48,576

Income taxes – current	13,046
Income taxes – deferred	7,605

Net income	27,923

Unappropriated retained earnings brought forward from the previous year	7,048
Net realized loss on treasury stock, at cost	0
Interim dividends	5,550

Unappropriated retained earnings at the end of the year	29,421

Summary of Major Accounting Policies:

1.	Standards and Methods for Valuation of Securities:

Bonds to be held until maturity:	Depreciated costs methods (straight line method)

Shares in the subsidiaries and other affiliates:	Moving average method using cost basis

Other securities:

Marketable securities:	Market method using the market value as of the end of the fiscal year, etc. (Evaluation profits and losses are reflected directly to the capital account (equity method) and costs on sales shall be decided by using moving average method.)

Other securities:	Moving average method using cost basis

Derivative:	Market method

2.	Standards and Methods for Valuation of Inventories:

Finished goods and work in process:	Finished goods and work in progress are valued using the lower of cost or market method incorporating the retail method. Purchased merchandise is valued at the lower of cost or last purchase price.

Raw materials and supplies:	At last purchase price Materials for telecommunications equipment are valued at cost determined using the first-in first-out method.

3.	Depreciation of Fixed Assets:

Tangible fixed assets:	The declining balance method The principal durable years are as follows. Buildings & structures: 2 years – 25 years Machinery & equipment, Tools & fixtures: 2 years – 10 years

Intangible fixed assets:	The straight line method. (With respect to certain patents and software, depreciation periods as determined by the Company are applied.)

4.	Standard for Conversion of Assets and Liabilities in Foreign Currencies into Japanese Yen

Assets and liabilities denominated in foreign currencies shall be accounted by converting the value into Japanese yen using the spot foreign exchange rate as of the end of the fiscal year. Difference resulting from fluctuation of the exchange rate shall be accounted as foreign exchange profits and foreign exchange losses.

5.	Major Reserves:

Allowance for Doubtful Accounts:	To prepare for losses from doubtful accounts, the Company sets aside estimated unrecoverable amounts. In the case of normal account receivables, such reservation is made based on the historical records of uncollected rate and with respect to the particular account receivables such as those occurrence of credit loss is expected, the Company evaluate the possibility of the collection thereof and make reservation based on such evaluation on case by case basis.

Allowance for impairment losses on securities:	Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued Employees’ Bonuses:	In order to prepare for payment of bonuses to employees, the amount of the reservation is calculated on the basis of the bonuses actually paid in the preceding fiscal year.

Retirement Benefit:

In order to prepare for provision of retirement benefit to the employees, the Company set aside the amount calculated based on the amount of the debt relating to the retirement payment and amount of the pension fund assets.

Past service liability is amortized using the straight-line method over the average remaining years of employment (18 years) from the time when such liability arises.

The differences resulting from the mathematical calculation shall be depreciated by straight line method for the period of 18 years (average of the remaining employment periods of the employees) commencing from the fiscal year immediately following the year during which such difference takes place and accounted as costs.

(Supplemental information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, the Company was approved by the Ministry of the Health, Labour and Welfare for the exemption from the obligation for benefits related to future employee service under the substitutional portion on December 16, 2002. The Company does not apply the provisional treatment under Clause 47-2 of “Practical Guidance for Accounting of Retirement Remuneration (Interim Report)” (Report No. 13 of the Committee of Accounting System of the Association of Japanese Certified Public Accountants). If the Company applied its provisional treatment under Clause 47-2, the Company would recognize special gain on transfer of the substitutional portion of the benefit obligation and related plan assets amounted to 31,358 million yen. As the special gain shall be recognized upon completion of the transfer of the substitutional portion of the benefit and related assets, actual result could differ for this estimate.

6.	All the accounts are presented on a net-of-the national and local consumption tax basis.

Change in significant accounting policy :

1.	Change in allocation of royalty expenses, etc.

The Company charged royalty expenses related to certain products to the cost of manufacturing from this fiscal year. Those royalty expenses were previously charged to selling, general and administrative expenses as the amounts of royalty to be paid were fixed at the time of sales of the products. Further, the Company charged certain costs for production of repair parts and provision for warranty to the cost of manufacturing from this fiscal year. Such costs were also included in selling, general and administrative expenses previously as those costs were incurred after the sales. As a result of changes, gross profit for the fiscal year decreased by 9,543 million yen. There were no impact on profit from operations, recurring profit and income before income taxes for this fiscal year.

2.	Accounting method for treasury stock and statutory reserve :

From this fiscal year, the Company adopted Accounting Standards Board Statement No. 1 “Accounting Standards for the Company’s Own Share and the Withdrawal of Legal Reserve.” This adoption was not material to the earnings for this fiscal year.

3.	Per share information :

From this fiscal year, the Company adopted Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share “ and Implementation Guidance for Application of Accounting Standards Board Statement No. 4 “ Implementation Guidance for application of Accounting Standards for Earnings per Share”. The impact of this segment is immaterial.

Notes to the Balance Sheet:

1. Current receivables from subsidiaries	¥35,048 million
Long-term receivables from subsidiaries	¥11,002 million
Current payables to subsidiaries	¥14,441 million
Long-term payables to subsidiaries	¥168 million

2. Accumulated depreciation of tangible fixed assets	¥312,256 million

3. Major assets denominated in foreign currencies:

	Yen equivalent (in millions)	Foreign currencies (in thousands)
Time deposits	¥42,468	US$ 356,279
Trade notes receivable	¥11,133	US$ 93,401
Trade accounts receivable	¥2,734	US$ 22,942
Investments in securities	¥1,359	W 14,044,160
Investments in subsidiaries	¥45,518	US$ 363,034	W 13,500,000
Investments in subsidiaries other than securities	¥8,532	US$ 12,179	EUR 16,903
		R$ 18,867	HK$ 166,500

Major liabilities denominated in foreign currencies:
Trade accounts payable	¥2,820	US$ 23,268
Accrued expenses	¥44,276	US$ 365,314

4.	Assets pledged as collateral:
	Bank deposits	¥56,368 million

5.	Guarantees for the debts of subsidiaries	¥11,584 million
	Letters of awareness	¥11,259 million

6.	Discounted trade notes receivable	¥16 million

7.	Provision for sales returns and reserve for directors’ retirement expenses are provisions in accordance with Article 287-2 of the Japanese Commercial Code.

8.	Net unrealized gains on securities and realized losses on derivative financial instruments pursuant to Item 6, Clause 1 of Article 290 of the Japanese Commercial Code.

¥92,672 million

9.	Matters concerning liabilities relating to retirement benefit:

	a. Benefit obligation	¥163,374 million
	b. Plan asset	¥107,498 million
	c. Prior service cost not yet recognized	¥-36,507 million
	d. Unrecognized net loss	¥24,787 million

10.	Stock Acquisition Rights:

Number of shares not upon exercise stock acquisition rights 1,348,300 shares of Common Stock of the Company

11.	Earnings per share	¥149.45

12	The amounts set forth herein are rounded down to the nearest million.

Notes to the Statement of Income:

1.	Transactions with subsidiaries:

Operational transactions:
Net sales to subsidiaries	¥126,705 million
Purchases from subsidiaries	¥34,818 million
Selling, general and administrative expenses	¥5,319 million
Non-operational transactions:
Interest and dividend income	¥11,005 million
Other non-operating income	¥1,983 million
Miscellaneous losses	¥83 million
Gain on sales of tangible fixed assets	¥694 million

2.	The amounts set forth above are rounded down to the nearest million.